Exhibit 21.1

Cars.com Inc. Subsidiary List

Entity	State/Province of Incorporation/Formation
Accu-Trade, LLC	Delaware
Cars.com, LLC	Delaware
CreditIQ, LLC	Delaware
Cars.com Holdings Canada Inc.	British Columbia
Dealer Inspire Inc.	Delaware
DealerRater Canada, LLC	Delaware
DealerRater.com LLC	Delaware
Galves Market Data, LLC	Delaware